KRUEGER LLP	Los Angeles San Diego San Francisco	7486 La Jolla Boulevard La Jolla, California 92037 858 405 7385 Telephone 858 454 2411 Fax blair@thekruegergroup.com
BUISNESS LAWYERS LICENSED IN CALIFORNIA, TEXAS AND WASHINGTON

January 5, 2017

VIA FEDERAL EXPRESS AND E-MAIL

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

CubeScape, Inc.: Response to Comment Letter Dated December 20, 2016 Regarding Form Preliminary Statement on Schedule 14C Filed November 23, 2016

(SEC File Number 333-206068)

Mr. Ingram:

We write on behalf of our client, CubeScape, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter.  The Company requested us, as its legal counsel, to respond to your November 23, 2016 letter written on behalf of the United States Securities and Exchange Commission (the “Commission”).  Based on your comments and the current business status, the Company has concurrently filed herewith Amendment Number # 1 to the Form Preliminary Statement on Schedule 14C (the “Amendment”).

Set forth below is the Company’s sequential response to the Commission’s comments:

General

1. Please clearly disclose that you plan to issue 14,621,000 shares of new common stock to the buyers listed in your stock purchase and reorganization agreement in addition to your 15,000,000 shares of issued and outstanding common stock, if true.

The Company modified its disclosure with respect to Comment Number 1. The Company will cancel 9,000,000 shares of common stock currently held by American Rebel, Inc. with the issuance of the 14,621,000 shares of new common stock to the shareholders of American Rebel, Inc.  This represents an increase of 5,621,000 shares to the total number of shares issued and outstanding.  We believe that the Stock Purchase and Reorganization Agreement clearly states and confirms the issuance and cancellation of the shares. The Company has added a Schedule B attachment which provides a beneficial ownership table as if the stock purchase and reorganization agreement was effectuated on Day One (1).  Please refer to the preliminary form statement filed concurrently herewith as the Amendment.

2. Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A, as appropriate. See Item 1 of Schedule 14C and Note A to Schedule 14A.

The Company modified its disclosure with respect to Comment Number 2. Please see the preliminary form statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

January 5, 2017

3. We note that you have used file number 333-206068 for all of your SEC filings. This is the file number for your Form S-1 that went effective on October 14, 2015. The cover page of your Form 10-K states that you have common stock registered under Section 12(g) of the Securities Exchange Act of 1934 but it does not appear as though you have filed a Form 8-A. Please advise.

The Company modified its disclosure with respect to Comment Number 3. The Company filed a Form 8-A on December 22, 2016. Please see the preliminary form statement filed concurrently herewith as the Amendment.

4. We note that CubeScape, Inc. is a shell company under Rule 12b-2 and intends to complete a reverse merger with American Rebel, Inc., a private operating business. Please confirm that the surviving entity will report the completion of the transaction under Items 2.01, 5.01 and 5.06 of Form 8-K.

The Company modified its disclosure with respect to Comment Number 4. The Company will file the necessary information in its reports on Form 8-K as well as its Form 10-K which is due on or before March 31, 2017. Please see the preliminary form statement filed concurrently herewith as the Amendment.

We again respectfully submit to the Commission that the Company is not a “shell company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, nor a “blank check” company as designated under Rule 419 of Regulation C; instead, the Company is a “start-up” company which the Commission explicitly differentiates in Footnote 172 to SEC Release No. 33-8869 from “shell” companies covered under Rule 144(i)(1)(i) (the “Rule”).

In adopting the definition of a shell company in SEC Release No. 33-8587 (the “Release”), the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

In the Release, the Commission states:

We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We have considered the comment that a quantitative threshold would improve the definition of a shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of “nominal” in the definition of a “shell company” is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.

As such, under the Rule, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case.

As disclosed in its registration statement on Form S-1, the Company is actively engaged in the implementation and deployment of its business plan.  As further disclosed in its registration statement on Form S-1, the Company historically had active business operations, even prior to its inception date, December 15, 2014. These activities date back several years by Mr. Estus in his role and function as a sole proprietor operating under the name of ‘Cubescapes’, hence the trademark. Most recently, the Company’s software and application development firm, and members of their staff (having worked alongside the Company’s CEO for more than 36 months) increased their capacity and function on behalf of the Company and management in both operational and development needs. The development firm and its staff has agreed to provide the Company and its CEO with certain strategic guidance including, but not limited to:

(i)

assessing the feasibility of the Company’s web based portal, which the ‘CubeScape’ portal will be entirely unique to the marketplace;

(ii)

assisting with business development;

(iii)

reporting as to developments in the industry which may be relevant or of interest and concern to the Company; and

(iv)

execution and refinement of strategic planning and operational issues.

KRUEGER LLP

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

January 5, 2017

While the Company undertakes the planning process associated with operations, Company’s management intends to seek a more permanent and lasting arrangement with the development firm and others to build upon its business plan, while expanding scope and viability of its ‘CubeScape’ portal to generate revenues and value-added services to end-users and others.

To this degree, the Company’s operations are more than just “nominal.” As the Commission points out in its Release, there are no established quantitative thresholds to determine whether a company’s operations are in-fact “nominal”. Instead, the determination is to be made on a case-by-case basis, with significant regards to a subjective analysis aimed at preventing serious problems from allowing scheming promoters and affiliates to evade the definition of a “shell” company (as well as the intent of the Rule).  As described in Footnote 32 to the Release, the SEC expounds its rationale for declining to quantitatively define the term “nominal” regarding a shell company:

We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of a shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.

Particularly in the Company’s situation, management and its development firm have been working at implementing the Company’s core business strategy, including, but not limited to, meeting with legal and financial advisors, other programmers and developers, integration experts, as well as brick and mortar workspace designers and planners, in anticipation of its progressing operations and the launch of its web based portal.  As disclosed in its interim financial statements, the Company continues to incur significant expense for development by utilizing industry experts and others on an as-needed basis.  To date operational costs for such services rendered was approximately $45,000. Respectfully the Company submits that operations are more than “nominal” and that it does not fall within the class of companies for which the SEC was aiming to prevent as referenced in Release Footnote 32. Please see the registration statement filed concurrently herewith as the Amendment.

Again, with regards to the Company’s current situation, management and its majority shareholder have decided to continue with the CubeScape business in addition to the American Rebel business. Therefore American Rebel become a wholly-owned subsidiary of the Company.

In connection with this letter, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. Charles A. Ross, Jr., which is attached to this letter:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KRUEGER LLP

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

January 5, 2017

Please feel free to contact us directly with any questions or comments.  Thank you in advance for your assistance.

Very Truly Yours,

              /s/ Blair Krueger, Esq.

Blair Krueger, Esq.

cc:

CubeScape, Inc.

Charles A. Ross, Jr.

Sherry Haywood, Esq.

Enclosure